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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. #1)*

Orion Marine Group Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
68628V308
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68628V308

1	NAMES OF REPORTING PERSONS Ronald L. Eubel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,733

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		617,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68628V308

1	NAMES OF REPORTING PERSONS Mark E. Brady

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,733

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		617,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68628V308

1	NAMES OF REPORTING PERSONS Robert J. Suttman II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,733

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		617,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68628V308

1	NAMES OF REPORTING PERSONS William E. Hazel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		617,733

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		617,733

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,733

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	68628V308
SCHEDULE 13G/A

Item 1(a)	Name of Issuer.
Orion Marine Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
12000 Aerospace Dr. Suite 300
Houston, TX 77034

Item 2(a)	Name of Person Filing.
Ronald L. Eubel*
Mark E. Brady*
Robert J. Suttman II*
William E. Hazel*
*These individuals may, as a result of their ownership in and positions with EBS and other affiliated entities, be deemed to be indirect beneficial owners of the equity securities held by EBS and one affiliated entity, EBS Partners, LP. The filing of this statement shall not be deemed an admission by Ronald L. Eubel, Mark E. Brady, Robert J. Suttman II, or William E. Hazel that any of them beneficially own the securities for which they report shared dispositive power and shared voting power, regardless of whether they are acting in concert or acting severally.

Item 2(b)	Address of Principal Business Office.
7777 Washington Village Dr. Suite 210
Dayton, Ohio 45459

Item 2(c)	Place of Organization.
Ronald L. Eubel
Mark E. Brady
Robert J. Suttman II
William E. Hazel
United States Citizens

Item 2(d)	Title of Class of Securities.
Common Stock

Item 2(e)	CUSIP Number.
68628V308

CUSIP No.	68628V308

Item 3	Reporting Person.

Item 4	Ownership.
(a) Amount beneficially owned
Messrs. Eubel, Brady, Suttman II, and Hazel may, as a result of their ownership in and positions with EBS and other affiliated entities, be deemed to be indirect beneficial owners of 617,733 shares held by EBS and one affiliated entity, EBS Partners L.P.
(b) Percent of class
Messrs. Eubel, Brady, Suttman II, and Hazel 2.82%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote
N/A
(ii)	Shared power to vote or direct the vote
617,733 (Messrs. Eubel, Brady, Suttman, & Hazel)
(iii)	Sole power to dispose or to direct the disposition of
N/A
(iv)	Shared power to dispose or to direct the disposition of
617,733 (Messrs. Eubel, Brady, Suttman, & Hazel)

Item 5	Ownership of Five Percent or Less of a Class.
* Messrs. Eubel, Brady, Suttman II, and Hazel have ceased to be the beneficial owners of more than 5% of the class of securities

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable

Item 8	Identification and Classification of Members of the Group.
Inapplicable

Item 9	Notice of Dissolution of Group.
Inapplicable

Item 10	Certification.

CUSIP No.	68628V308
SIGNATURE
With respect to Ronald L. Eubel, Mark E. Brady, Robert J. Suttman II, and William E. Hazel:
Certification for Rule 13d-1(c): By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 12, 2009
By:	/s/ Ronald L Eubel
	Name:	Ronald L. Eubel

By:	/s/ Mark E. Brady
	Name:	Mark E. Brady

By:	/s/ Robert J. Suttman II
	Name:	Robert J. Suttman II

By:	/s/ William E. Hazel
	Name:	William E. Hazel

CUSIP No.	68628V308

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).
Agreement
The undersigned agree that this Schedule 13G dated February 12, 2009 relating to the common stock of Orion Marine Group, Inc. shall be filed on behalf of the undersigned.

By:	/s/ Ronald L Eubel
	Name:	Ronald L. Eubel

By:	/s/ Mark E. Brady
	Name:	Mark E. Brady

By:	/s/ Robert J. Suttman II
	Name:	Robert J. Suttman II

By:	/s/ William E. Hazel
	Name:	William E. Hazel